SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 02 December 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 02 December 2020 re: Additional Listing

2 December 2020

LLOYDS BANKING GROUP PLC - BLOCK LISTING OF SHARES
Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 187,000,000 ordinary shares of 10p each in Lloyds Banking Group plc (the "Company"), comprising 100,000,000 shares for the Lloyds Banking Group Share Incentive Plan, and 87,000,000 shares for the Lloyds Banking Group Sharesave Scheme 2017 (together the "Plans").  These shares will be allotted to trade on the London Stock Exchange and be admitted to the Official List upon allotment pursuant to the Company's obligations under the Plans.  Participants in these Plans will become entitled to these shares following the vesting of share awards or the exercise of share options in accordance with the relevant Plan rules.  These shares will rank equally with the existing issued ordinary shares of the Company.  Admission of the shares is expected on 4 December 2020.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 02 December 2020